UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

VOLCOM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Classes of Securities)

92864N101

(CUSIP Number of Class of Securities)

Michel Friocourt

General Counsel

PPR S.A.

10 avenue Hoche

75381 Paris, France

Telephone: +33 1 45 64 63 43

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Mark Gordon, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

May 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person PPR S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,565,697* (See Items 4 and 5)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,565,697* (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,697*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) CO

*      As of the date hereof, includes the following shares subject to the Share and Voting Agreement (as defined below): 2,500,932 Shares (as defined below) beneficially owned by Richard R. Woolcott and 1,064,765 Shares beneficially owned by René R. Woolcott.  Percentage ownership is calculated based on 24,415,780 Shares outstanding as of May 9, 2011, as represented by Volcom, Inc. in its Schedule 14D-9 filed on May 11, 2011.

1	Name of Reporting Person Transfer Holding, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,565,697* (See Items 4 and 5)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,565,697* (See Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,697*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6%* (See Items 4 and 5)

14	Type of Reporting Person (See Instructions) CO

*      As of the date hereof, includes the following shares subject to the Share and Voting Agreement (as defined below): 2,500,932 Shares (as defined below) beneficially owned by Richard R. Woolcott and 1,064,765 Shares beneficially owned by René R. Woolcott.  Percentage ownership is calculated based on 24,415,780 Shares outstanding as of May 9, 2011 as represented by Volcom, Inc. in its Schedule 14D-9 filed on May 11, 2011.

Item 1.                                   Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Volcom, Inc., a Delaware corporation (“Volcom,” or the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of Volcom are located at 1740 Monrovia Avenue, Costa Mesa, California 92627.

Item 2.                                   Identity and Background

This Schedule 13D is being filed jointly on behalf of PPR S.A., a “société anonyme à conseil d’administration” (corporation with a board of directors) organized under the laws of France (“PPR”) and Transfer Holding, Inc., a Delaware corporation (“Transfer Holding”) (PPR and Transfer Holding, collectively, the “Reporting Persons”).  The address of the principal business and principal office of PPR is 10 avenue Hoche, 75381 Paris, France, and the telephone number of each of PPR is +33.1.45.64.63.43.  The principal business and principal office of Transfer Holding is 685 5th Avenue, New York, New York, 10022.

PPR owns consumer and luxury brands including Gucci, Bottega Veneta, Yves Saint Laurent, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen, Stella McCartney, Puma, Fnac and Redcats (La Redoute, The Sportsman’s Guide, The Golf Warehouse).  Transfer Holding is a wholly owned subsidiary of PPR, and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.001 per share, of Volcom (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4) and, to date, has not engaged in, and is not expected to engage in, any other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Merger Agreement.  Until immediately prior to the time Transfer Holding purchases Shares pursuant to the Offer, it is not anticipated that Transfer Holding will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of PPR and Transfer Holding, and each executive officer and director of any corporation or other person ultimately in control of PPR and Transfer Holding, are set forth on Annex A attached hereto.

During the last five years, neither PPR nor Transfer Holding, and to the best knowledge of each of PPR and Transfer Holding, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 12, 2011, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3.                                  Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Share and Voting Agreement (as defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined in Item 4 below) by virtue of the execution of the Share and Voting Agreement by PPR, Transfer Holding and certain stockholders of Volcom.  No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement or the execution of the Share and Voting Agreement.  It is currently anticipated that PPR or Transfer Holding will finance the acquisition of Shares in the Offer with PPR’s cash on hand and/or revolving credit facility.

Item 4.                                   Purpose of the Transaction

On May 2, 2011, PPR and Transfer Holding entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Volcom.  Under the Merger Agreement, among other things, Transfer Holding will commence a tender offer (the “Offer”) to purchase all of the Shares, at a price per Share of $24.50 in cash, without interest and less any applicable withholding taxes (the “Offer Price”).

Completion of the Offer is subject to several conditions, including (i) that a majority of the Shares outstanding (determined on a fully diluted basis and together with any Shares then beneficially owned by PPR and Transfer Holding) be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the expiration or termination of any applicable waiting or review period relating to the Offer, the Merger (as defined below) or the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any other antitrust or competition law; (iii) the absence of a material adverse effect on Volcom; and (iv) certain other customary conditions.

The Merger Agreement also provides that following consummation of the Offer and satisfaction of certain conditions, Transfer Holding will merge with and into Volcom (the “Merger”), with Volcom surviving as a wholly owned subsidiary of PPR. Upon completion of the Merger, each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by (i) PPR, Transfer Holding, Volcom or their respective subsidiaries or (ii) stockholders of Volcom who properly exercised their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price.

If Transfer Holding holds 90% or more of the outstanding Shares following the completion of the Offer, the parties will effect the Merger as a short-form merger without the need for approval by Volcom’s stockholders. Otherwise, Volcom may hold a special stockholders’ meeting to obtain stockholder approval of the Merger. Subject to the terms of the Merger Agreement, applicable law and the number of authorized and unissued Shares available under Volcom’s certificate of incorporation, Volcom has granted Transfer Holding an irrevocable option (the “Top-Up Option”), exercisable after completion of the Offer, to purchase additional Shares from Volcom as necessary so that PPR and Transfer Holding own one Share more than 90% of the total Shares outstanding immediately after the issuance of such Shares on a fully diluted basis. Transfer Holding will pay the Offer Price for each Share acquired through exercise of the Top-Up Option.

PPR and Volcom have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to promptly as practicable effect all registrations, filings and submissions required pursuant to the HSR Act and any other required governmental approvals, the Exchange Act and other applicable laws with respect to the Offer and the Merger; and (ii) to use reasonable best efforts to take all appropriate action to consummate and effectuate the transactions contemplated by the Merger Agreement. Volcom has agreed to conduct its business in all material respects in the ordinary course consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger.

The Merger Agreement can be terminated by PPR or Volcom under certain circumstances, and Volcom will be required to pay PPR a termination fee of $20 million in connection with certain terminations.

In connection with the execution and delivery of the Merger Agreement, PPR and Transfer Holding entered into a Share and Voting Agreement, dated as of May 2, 2011 (the “Share and Voting Agreement”), with Richard R. Woolcott and René R. Woolcott (the “Supporting Stockholders”).  Pursuant to the Share and Voting Agreement, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”).  In addition, the Supporting Stockholders agreed, subject to certain exceptions, to vote the Subject Shares in favor of the Merger, if a vote is required under Delaware law, and to refrain from disposing of the Subject Shares.  The Share and Voting Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

As of May 2, 2011, the Subject Shares included 2,500,932 Shares beneficially owned by Richard R. Woolcott and 1,064,765 beneficially owned by René R. Woolcott.  The Reporting Persons may be deemed to have acquired shared voting and dispositive power with respect to the Subject Shares by reason of the execution and delivery of the Share and Voting Agreement by PPR and Transfer Holding.

The foregoing descriptions of the Merger Agreement and Share and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  The Merger Agreement and Share and Voting Agreement are referenced herein as Exhibits 2 and 3, respectively, and are incorporated by reference into this Item 4.  The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Volcom, PPR or Transfer Holding in any public reports filed with the U.S. Securities and Exchange Commission by Volcom or PPR. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by Volcom to PPR in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Volcom, PPR and Transfer Holding, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Volcom, PPR or Transfer Holding. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

The purpose of the transactions described above is for PPR, through Transfer Holding, to acquire control of, and the entire equity interest in, Volcom.  PPR required that the Supporting Stockholders agree to enter into the Share and Voting Agreement to induce PPR and Transfer Holding to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger.  Upon consummation of the Merger, Volcom will become a wholly owned subsidiary of PPR, the Shares will cease to be freely traded or listed, Volcom common stock will be deregistered under the Exchange Act, and PPR will control the board of directors of Volcom and will make such other changes in the charter, bylaws, capitalization, management and business of Volcom as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, PPR and Transfer Holding do not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Shares or the disposition of Shares; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Volcom or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of Volcom or any of its subsidiaries; (iv) any change in the present board of directors or management of Volcom, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of Volcom; (vi) any other material change in Volcom’s business or corporate structure; (vii) any change in Volcom’s certificate of incorporation or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Volcom by any person; (viii) causing a class of securities of Volcom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; (ix) a class of equity securities of Volcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (x) any action similar to any of those enumerated above.

Item 5.                                   Interest in Securities of the Issuer

(a)  As a result of the Share and Voting Agreement, as of May 2, 2011, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), to share with the Supporting Shareholders the power to vote or direct the voting or disposition of the 3,565,697 Subject Shares, and thus, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 3,565,697 Shares, which constitutes approximately 14.4% of the Shares calculated on a fully diluted basis (as represented by Volcom in the Merger Agreement).  Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto beneficially owns any Shares.  The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the

Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Persons that it is the beneficial owner of any Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such Shares.

See the foregoing descriptions of the Merger Agreement and Share and Voting Agreement set forth in Item 4, which are incorporated herein by reference.  The Merger Agreement and Share and Voting Agreement are referenced herein as Exhibits 2 and 3, respectively, and are incorporated by reference into this Item 5.

(b)  Except to the extent that it may be deemed to by virtue of the Share and Voting Agreement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote the 3,565,697 Subject Shares.  However, the Reporting Persons (i) are not entitled to any rights as a stockholder of Volcom as to the Subject Shares, except as otherwise expressly provided in the Share and Voting Agreement, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c)  Except for the Merger Agreement and the Share and Voting Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days.

(d)  Except for the Merger Agreement and the Share and Voting Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Volcom reported herein.

(e)  Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.  Other than the Merger Agreement and the Share and Voting Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of Volcom, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                                   Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of May 12, 2011, by and among PPR S.A. and Transfer Holding, Inc.

Exhibit 2	Agreement and Plan of Merger dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated in this Schedule 13D by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).

Exhibit 3

Share and Voting Agreement dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated in this Schedule 13D by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2011

PPR S.A.

By:	/s/ Jean-François Palus
Name: Jean-François Palus
Title: Deputy Chief Executive Officer

TRANSFER HOLDING, INC.

By:	/s/ Jean-François Palus
Name: Jean-François Palus
Title: Chief Executive Officer

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF PPR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of PPR are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PPR. Directors are identified by an asterisk.  Unless otherwise indicated, the titles referenced below refer to titles with PPR.

Name	Age	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
François-Henri Pinault*	48	France

Chairman and Chief Executive Officer of PPR since 2005; Chairman of the Executive Board of PPR from March 2005 to May 2005; Vice-Chairman of the Supervisory Board from May 2003 to March 2005; Member of the Supervisory Board since January 17, 2001; Manager of Financière Pinault since October 2000; Chairman of the Board of Directors of Artémis since May 2003; Member of the Management Board of Château Latour since June 1998; Board member of Christie’s International Plc (United Kingdom) since May 2003; Member of the Supervisory Board of Puma AG (Germany) since June 2007; Member of the Supervisory Board of Gucci Group NV (the Netherlands) since October 2005; Vice-Chairman of the Supervisory Board of Boucheron Holding since May 2005; Director of Fnac SA since October 1994; Member of the Supervisory Board of Yves Saint Laurent SAS since April 2005; Director of Sapardis since May 2008; Director of Bouygues since December 2005; Director of Soft Computing since June 2001; Vice-Chairman of the Supervisory Board of Cfao since October 2009; Vice-Chairman of the Board of Directors of Sowind Group (Switzerland) since June 2008; Director of Simetra Obligations from May 2003 to December 2006; Chairman and Chief Executive Officer of Redcats from December 2008 to April 2009; Director of Tennessee from 2001 to November 2009.
Business address: 10 avenue Hoche, 75381 Paris, France

Patricia Barbizet*	56	France

Vice-Chair of the Board of Directors of PPR since May 2005; Chair of the Supervisory Board of PPR from December 2001 to May 2005; Member of the Supervisory Board of PPR since December 1992; Chief Executive Officer and Director of Artémis since 1992; Chief Executive Officer, non-corporate officer, of Financière Pinault since January 2001; Deputy Director of Palazzo Grassi (Italy) since September 2005; Chair of the Board of Christie’s International Plc (United Kingdom) since March 2003; Member of the Supervisory Board of Financière Pinault since June 2004; Deputy Chief Executive Officer of the Société Nouvelle du Théâtre Marigny since April 2010; Director of the Société Nouvelle du Théâtre Marigny since February 2000; Permanent representative of Artémis on the Boards of Directors of Agefi since July 2000 and of Sebdo Le Point since July 1997; Member of the Management Board of Château Latour since July 1993; Non-executive Director of Tawa Plc (United Kingdom) since April 2001; Director of Fnac SA since October 1994; Member of the Supervisory Board of Gucci Group NV (the Netherlands) since July 1999; Member of the Supervisory Board of Yves Saint Laurent SAS since June 2003; Director of the Fonds Stratégique d’Investissement since December 2008; Director of Total since May 2008; Director of Air France-KLM since January 2003; Director of Bouygues since December 2005; Director of TF1 since July 2000; Director of Afipa (Switzerland) from June 2005 to October 2006; Chair and Chief Executive Officer of Piasa from December 2001 to April 2007 then Chair from April 2007 to May 2008; Director of Piasa from April 2007 to January 2009.
Business address: Artémis: 12, rue François-1er, 75008 Paris

Jean-François Palus*	49	France

Director and Deputy Chief Executive Officer of PPR since May 2009; President and Chief Executive Officer of Purchaser since it was formed; Chairman and Chief Executive Officer of Sapardis since May 2007; Director of Fnac since November 2007; Director of Caumartin Participations since June 2008; Member of the Supervisory Board of Gucci Group NV (the Netherlands) since May 2006; Member of the Supervisory Board of Puma AG (Germany) since June 2007; Member of the Supervisory Board of Cfao since October 2009; Representative of PPR on the Board of Directors of Redcats since April 2006; Representative of Sapardis vis-à-vis the management of Société Civile Zinnia since December 2009; Director of Conforama Holding from April 2006 to March 2011; Chief Executive Officer of Sapardis from January 2008 to February 2008; Representative of Sapardis vis-à-vis the management of Conseil et Assistance from December 2007 to December 2008; Chairman and Chief Executive Officer of the PPR Club de Développement from June 2006 to June 2009; Representative of Saprodis vis-à-vis the management of Société Civile Zinnia from February 2008 to December 2009; Chairman of Redcats International from December 2008 to April 2009; Director of PPR Luxembourg (Luxembourg) since April 2006 to April 2010.
Business address: 10 avenue Hoche, 75381 Paris, France

Pierre Bellon*	81	France

Independent Director of PPR since May 2005; Member of the Supervisory Board of PPR from December 2001 to May 2005; Chairman of the Board of Directors of Sodexo; Chairman of the Supervisory Board of Bellon SA and of Sobelmat SCA; Director of the Association nationale des sociétés par actions — ANSA; Director of APM; Director of several subsidiaries of Sodexo in France and internationally; Director of CMA CGM.
Business address: Sodexo: 255, quai de la Bataille de Stalingrad, 92130 Issy-les-Moulineaux

Laurence Boone*	41	France

Independent Director of PPR since May 2010; Chief Economist at Barclays Capital since 2004; Economist at the OECD from 1998 to 2004.
Business address: Barclays Capital: 34/36, avenue de Friedland, 75008 Paris

Allan Chapin*	69	U.S.

Independent Director of PPR since May 2005; Member of the Supervisory Board of PPR from May 2002 to May 2005; Shareholder of Compass Advisers LLC; Director of Scor, CIFG and Inbev; Director of the French American Foundation, General Security National Insurance Company, Scor US and Taransay Investment Limited; Chairman of The American Friends of the Claude Pompidou Foundation; Chairman of the French American Foundation; Director of Calfp, Caliburn, General Security Insurance Company of New York, General Security Indemnity Co., General Security Property and Casualty Company, and SCOR US Corporation; Member of the Advisory Board of Lazard Canada and Chairman of Toronto Blue Jays; Partner of Compass Advisors New York since 2002.
Business address: Compass Advisers LLC: 825 Third Avenue, New York, NY 10022, USA

Luca Cordero di Montezemolo*	63	Italy

Independent Director of PPR since May 2005; Member of the Supervisory Board of PPR from December 2001 to May 2005; Chairman of Ferrari since 1991; Chairman of Montezemolo & Partners since 2007; Chairman of Charme Management Srl since May 2007, NTV (Nuovo Trasporto Viaggiatori) since 2008; Director of Telethon (Italy) since January 2009; Director of Citigroup since October 2004; Director of Le Monde since November 2005; Director of Poltrona Frau since December 2003; Director of Tod’s since April 2001; Chairman of Confidustria from 2004 to 2008; Chairman of Bologna Congressi from 2000 to 2008; Chairman of Bologna Fiere from 1998 to 2008; Chairman of Fiat from 2004 to 2010; Chief Executive Officer of Ferrari SpA from 1991 to 2006; Director of Editrice La Stampa, Indesit Company from 2002 to May 2007.
Business address: Ferrari: Via Abetone Inferiore 4, 41053 Maranello - Modena, Italy

Yseulys Costes*	38	France

Independent Director of PPR since May 2010; Chair and Chief Executive Officer of 1000mercis since October 2000; Chair of the Supervisory Board of Ocito (1000mercis Group); Member of the Supervisory Board of Made in Presse.
Business address: 1000mercis: 28, rue de Châteaudun, 75009 Paris

Jean-Pierre Denis*	50	France

Independent Director of PPR since June 2008; Chairman of Crédit Mutuel de Bretagne and of Crédit Mutuel Arkéa (comprising the Crédit Mutuel subsidiaries of Brittany, the South West of France and the Massif Central); Director of Altrad Group; Director of Paprec; Director of Glon Sanders Holding; Representative of Credit Mutuel Arkéa on the Board of Directors of Crédit Foncier et Communal d’Alsace et de Lorraine (CFCAL) and of CFCAL SCF; Director and General Treasurer of the French professional football league (association); Director of Soprol; Member of the Supervisory Board of Oséo Bretagne; Chairman of Dakia from 1999 to 2003; Chairman of CGE (renamed Vivendi) from 1997 to 1999.

Business address: Arkéa Group: 29808 Brest Cedex 09

Philippe Lagayette*	67	France

Director of PPR since May 2005; Member of the Supervisory Board of PPR from January 1999 to May 2005; Vice-chairman and Senior Advisor of Barclays Capital Investment Banking; Director of Fimalac since May 2003; Director of Renault since May 2007; Vice-Chairman of JP Morgan in EMEA from September 2008 to January 2010; Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank from 1998 to 2008; Chairman and Chief Executive Officer of JP Morgan & Cie SA from July 1998 to August 2008.
Business address: Fondation de France: 40, avenue Hoche, 75008 Paris

Aditya Mittal*	35	India

Director of PPR since May 2009; Chief Financial Officer and Group Management Board member of Arcelor Mittal; International Advisory Board member of Citigroup; European Board Member of Wharton School; Board member of Bennett, Coleman & Co (India).
Business address: Arcelor Mittal: 7th floor, Berkeley Square House, Berkeley Square, London W1J 6DA, United Kingdom

Baudouin Prot*	59	France

Director of PPR since May 2005; Member of the Supervisory Board of PPR from March 1998 to May 2005; Director and Chief Executive Officer of BNP Paribas since June 2003; Director of Véolia Environnement since April 2003; Director of Erbe (Belgium) since June 2004; Director of Pargesa Holding SA (Switzerland) from May 2004 to 2010; Director of Accor from January 2006 to February 2009; Director of BNL S.p.A. (Italy) from February 2007 to September 2008; Permanent representative of BNP Paribas on the Supervisory Board of Accor from 1992 to January 2006.
Business address: BNP Paribas: 3, rue d’Antin, 75002 Paris

Caroline Puel*	47	France

Director of PPR since May 2010; China Correspondent for Le Point since 2000; China Correspondent for Radio Suisse Rmande and Radio France from 2003 to 2007; Correspondent for Libération from 1993 to 2000.
Business address: Ji Qing Li Building 2 Room 1204, Chaoyang District, 100020 Beijing, China

Jean-Philippe Thierry*	62	France

Independent Director of PPR since September 2006; Vice-Chairman of the Autorité de contrôle prudentiel since March 2010; Non-voting Director of Baron Philippe de Rothschild SA (Pauillac); Chairman and CEO of AGF from June 2001 to December 2009; Director of Atos Origin from February 2009 to May 2010; Chairman of the Board of Directors and Director of Tocqueville Finance from September 2007 to November 2009; Chairman of Allianz Holding France SAS from September 2007 to November 2009 and of Tocqueville Finance Holding SAS from 2008 to November 2009; Chairman of the Board of Directors of Château Larose-Trintaudon from June 2003 to May 2007; Member of the Executive Board of Allianz SE (Germany) from January 2006 to December 2009; Chairman of the Board of Directors of AGF IART and of AGF Vie until 2008; Chairman of the Supervisory Board of GIE AGF Informatique until 2006, Euler Hermès from 2001 to December 2009, Mondial Assistance AG (Switzerland) from December 2005 to November 2009 and Atos Origin from July 2008 to February 2009; Member of the Supervisory Board of Allianz Nederland Groep (the Netherlands) from January 2006 to May 2007 and of Allianz Global Corporate & Specialty AG (Germany) from March 2006 to May 2007; Director of Allianz Seguros y Reaseguros (Spain) from May 2001 to July 2007, AGF RAS Holding (the Netherlands) until 2006 and AGF International from May 2001 to March 2009; Director of Société Financière Foncière et de Participations-FFP from September 2005 to March 2009; Member of the Supervisory Board of Euler Hermès from February 2001 to December 2009.
Business address: Banque de France: 41, rue Taitbout, 75049 Paris Cedex 01

DIRECTORS AND EXECUTIVE OFFICERS OF TRANSFER HOLDING

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser.  The business address of each director and officer is PPR S.A., 10 avenue Hoche, 75381 Paris, France.  Directors are identified by an asterisk.

Name	Age	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Todd Hymel*	37	U.S.

Director of Purchaser since it was formed; Deputy Director of Mergers and Acquisitions of PPR since July 2008; Director of Fansteel Inc.; Member of the Supervisory Board of Cfao from October 2009 to December 2009; Director of M&A at Platinum Equity from 2003 to 2007; Senior Manager in KPMG’s Transaction Services department from 1998 to 2003.

Jean-François Palus	49	France

Director and Deputy Chief Executive Officer of PPR since May 2009; President and Chief Executive Officer of Purchaser since it was formed; Chairman and Chief Executive Officer of Sapardis since May 2007; Director of Fnac since November 2007; Director of Caumartin Participations since June 2008; Member of the Supervisory Board of Gucci Group NV (the Netherlands) since May 2006; Member of the Supervisory Board of Puma AG (Germany) since June 2007; Member of the Supervisory Board of Cfao since October 2009; Representative of PPR on the Board of Directors of Redcats since April 2006; Representative of Sapardis vis-à-vis the management of Société Civile Zinnia since December 2009; Director of Conforama Holding from April 2006 to March 2011; Chief Executive Officer of Sapardis from January 2008 to February 2008; Representative of Sapardis vis-à-vis the management of Conseil et Assistance from December 2007 to December 2008; Chairman and Chief Executive Officer of the PPR Club de Développement from June 2006 to June 2009; Representative of Saprodis vis-à-vis the management of Société Civile Zinnia from February 2008 to December 2009; Chairman of Redcats International from December 2008 to April 2009; Director of PPR Luxembourg (Luxembourg) since April 2006 to April 2010.